234 Church Street
New Haven, CT 06510	VIA EDGAR

April 3, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:                    Jeffrey Gabor

Re:                             Biohaven Pharmaceutical Holding Company Ltd.
Registration Statement on Form S-1

File No. 333-224123

Acceleration Request

Requested Date:           Thursday, April 5, 2018

Requested Time:          4:30 P.M. Eastern Daylight Time

Dear Mr. Gabor:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-224123) to become effective on April 5, 2018 at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant, at (703) 456-8043 or Paula Fleckenstein of Cooley LLP at (703) 456-8707.

Very truly yours,

Biohaven Pharmaceutical Holding Company Ltd.

By:	/s/ James Engelhart

James Engelhart
Chief Financial Officer

cc:	Darren K. DeStefano, Cooley LLP
Brian F. Leaf, Cooley LLP
Patrick O’Brien, Ropes & Gray LLP